                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                            HYTEK MICROSYSTEMS, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   0004491801
                                 (CUSIP Number)

                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 830-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 8, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240. 13d-1(e), 240.13d-1)(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

                                 SCHEDULE 13D

----------------------                                      -----------------
CUSIP No. 0004491801                                        Page 2 of 13 Pages
----------------------                                      ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen Holding Inc. - 13-3311050
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
     0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     541,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     HC
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

---------------------                                       -----------------
CUSIP No. 0004491801                                        Page 3 of 13 Pages
---------------------                                       -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen & Company Incorporated - 13-6176976
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     541,000
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     541,000
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     541,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.1%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO, BD
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                       Page 4 of 13 Pages
                                AMENDMENT NO. 6
                                    TO THE
                                 SCHEDULE 13D

          Items 5(a), 5(c) and 7 of this Schedule 13D filed by the Reporting Persons referred to herein are hereby amended as follows:

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on June 15, 1998, the Reporting Persons named in Item 2 of this Schedule beneficially owned the following aggregate numbers and percentages of the Issuer's Common Stock (based upon the number of shares of Issuer's outstanding Common Stock of 2,984,758 reported in the Issuer's Form 10-QSB for the quarter ended April 4, 1998).

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.               541,000                        18.1%
-----------------------------------------------------------------------------
Allen & Company Incorporated     541,000                        18.1%
==============================================================================

(1)  Less than 1%.

          (c) The following table sets forth trades made by ACI in the past sixty days:

==============================================================================
                    Price Per                     Buy (B) or
Trade Date          Share ($)      ACI            Sell (S)
-----------------------------------------------------------------------------
6/2/98              4.7500         18,500              S
-----------------------------------------------------------------------------
6/3/98              4.7500          5,865              S
-----------------------------------------------------------------------------
6/4/98              4.7500          3,000              S
-----------------------------------------------------------------------------
6/8/98              4.7500         15,000              S
-----------------------------------------------------------------------------
6/15/98             4.6250          6,000              S
==============================================================================

Item 7.   Material to be filed as Exhibits

          Exhibit A -    Officers and Directors of Allen Holding Inc.
                         and Allen & Company Incorporated.

                                                       Page 5 of 13 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1998


ALLEN HOLDING INC.


     By: /s/ Gaetano J. Casillo
     ------------------------------
          Gaetano J. Casillo
          Vice President

ALLEN & COMPANY INCORPORATED


     By:  /s/ Gaetano J. Casillo
     ------------------------------
          Gaetano J. Casillo
          Vice President





121215

                                                       Page 6 of 13 Pages

                              EXHIBIT A


            OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED


                                        Principal Occupation
                     Business      (i.e., Position with
     Name xx         Address       Allen & Company Incorporated)

Herbert A. Allen        x          President, Managing Director, Director,
                                   Chief Executive Officer

Herbert A. Allen III    x          Vice President, Director

Grace Allen             x          Director

Eran S. Ashany          x          Vice President, Director

Jonathan S. Bean        x          Vice President, Director

Edmund M. Bleich        x          Vice President

Denise Calvo-Silver     x          Vice President, Director

Dominick J. Cantalupo   x          Co-Chief Operations Officer, Vice
                                   President

Marvyn Carton           x          Director - Emeritus

Gaetano J. Casillo      x          Chief Compliance Officer,
                                   Vice President

Robert H. Cosgriff      x          Chief Administrative Officer,
                                   Executive Vice President,
                                   Managing Director, Director

Richard M. Crooks, Jr.  x          Director

Thalia V. Crooks        x          Vice President, Director

Mary L. Cullen          x          Vice President, Secretary, Director

Robert Dean             x          Vice President - Elect

Orin F. Devereux        x          Vice President, Director

Daniel Englander        x          Vice President - Elect

Howard M. Felson        x          Assistant Secretary, Vice President

Anthony J. Ferrante     x          Treasurer

Richard Fields          x          Executive Vice President, Managing
                                   Director, Director

                                                       Page 7 of 13 Pages


                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen & Company Incorporated)

Paul A. Gould           x          Executive Vice President, Managing
                                   Director, Director

John G. Hall            x          Vice President, Director

Daniel P. Harley        x          Vice President

John H. Josephson       x          Vice President, Director

Clarke R. Keough         x         Vice President, Director

Donald R. Keough        x          Chairman of the Board, Managing Director,
                                   Director

Kaveh A. Khosrowshahi   x          Vice President, Director

Neal Kopp               x          Vice President

Irwin H. Kramer         x          Executive Vice President,
                                   Managing Director, Director

Terry Allen Kramer      x          Director

Suzanne G. Kucera       x          Vice President, Director

Robert J. Kurz          x          Vice President

William F. Leimkuhler   x          Assistant Secretary, Vice President,
                                   General Counsel

LeRoy Kim               x          Vice President - Elect

Jonathan Lipton         x          Vice President - Elect

Jeffrey J. Logan        x          Vice President - Elect

Dan W. Lufkin           x          Special Advisor to the Board of
                                   Directors

Ellen F. Lynch          x          Vice President

Robert A. Mackie        x          Executive Vice President,
                                   Managing Director, Director

James C. Maiden, Jr.    x          Vice President

Terence C. McCarthy     x          Co-Chief Operations Officer, Vice
                                   President

                                                          Page 8 of 13 Pages


                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen & Company Incorporated)


Robert C. Miller        x          Vice President, Director

Terrence Morris         x          Vice President - Elect

Brian J. Murphy         x          Vice President, Director

Louis J. Mustacchio     x          Vice President

Walter T. O'Hara, Jr.   x          Executive Vice President, Managing
                                   Director, Director

Nancy B. Peretsman      x          Executive Vice President, Managing
                                   Director, Director

Patrick S. Perry        x          Vice President, Director

Pamela M. Plager        x          Vice President, Director

Eugene Protash          x          Vice President, Assistant Secretary

James W. Quinn          x          Director, Vice President, Assistant
                                   Secretary

Philip D. Scaturro      x          Executive Vice President, Managing
                                   Director, Director

John A. Schneider       x          Executive Vice President, Managing
                                   Director, Director

Enrique F. Senior       x          Executive Vice President, Managing
                                   Director, Director

Stanley S. Shuman       x          Executive Vice President, Managing
                                   Director, Director

John M. Simon           x          Executive Vice President, Managing
                                   Director, Director

Daniel Selmonosky       x          Vice President, Director

Ian G. Smith            x          Vice President - Elect

Lauren M. Tyler         x          Vice President, Director

Dennis J. Warfield      x          Vice President,Chief Information
                                   Officer

                                                            Page 9 of 13 Pages



                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen & Company Incorporated)


Kim M. Weiland          x          Executive Vice President, Managing
                                   Director, Director, Chief Financial
                                   Officer

Edward D. Weinberger    x          Vice President, Director

Harold M. Wit           x          Executive Vice President, Managing
                                   Director, Director






x    711 Fifth Avenue, New York, New York 10022-3194.

xx   All the Executive Officers and Directors of Allen & Company

     Incorporated are U.S. citizens unless otherwise indicated.

                                                           Page 10 of 13 Pages

                           OFFICERS AND DIRECTORS
                             OF ALLEN HOLDING INC.



                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen & Company Incorporated)

Herbert A. Allen        x          President, Managing Director,
                                   Director, Chief Executive Officer

Herbert A. Allen, III   x          Vice President, Director

Grace Allen             x          Director

Eran S. Ashany          x          Vice President

Jonathan S. Bean        x          Vice President - Elect

Robert E. Beers         x          Vice President - Elect

Edmund M. Bleich        x          Vice President

Denise Calvo-Silver     x          Vice President, Director

Dominick J. Cantalupo   x          Co-Chief Operations Officer, Vice President

Marvyn Carton           x          Director - Emeritus

Gaetano J. Casillo      x          Chief Compliance Officer, Vice President

Robert H. Cosgriff      x          Chief Administrative Officer, Executive
                                   Vice President, Managing Director, Director

Richard M. Crooks, Jr.  x          Director

Thalia V. Crooks        x          Vice President, Director

Mary L. Cullen          x          Vice President, Secretary, Director

Robert Dean             x          Vice President - Elect

Orin F. Devereux        x          Vice President, Director

Daniel Englander        x          Vice President, - Elect

Howard M. Felson        x          Assistant Secretary, Vice President

Anthony J. Ferrante     x          Treasurer

Richard L. Fields       x          Executive Vice President, Managing
                                   Director, Director Executive Vice
                                   President, Managing Director, Director

                                                           Page 11 of 13 Pages


                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen & Company Incorporated)

John G. Hall            x          Vice President - Elect, Director

Daniel P. Harley        x          Vice President

John H. Josephson       x          Vice President, Director

Donald R. Keough        x          Chairman, Director

Clarke R. Keough        x          Vice President, Director

Kaveh A. Khosrowshahi   x          Vice President, Director

Neal Kopp               x          Vice President

Irwin H. Kramer         x          Executive Vice President, Managing
                                   Director, Director

Terry Allen Kramer      x          Director

Suzanne G. Kucera       x          Vice President, Director

Robert J. Kurz          x          Vice President

P. Don Lattimer         x          Executive Vice President, Managing
                                   Director, Director

William F. Leimkuhler   x          Assistant Secretary, Vice President,
                                   General Counsel

LeRoy Kim               x          Vice President - Elect

Jonathan Lipton         x          Vice President - Elect

Jeffrey J. Logan        x          Vice President - Elect

Dan W. Lufkin           x          Special Advisor to the Board of Directors

Ellen F. Lynch          x          Vice President

Robert A. Mackie        x          Executive Vice President, Managing
                                   Director, Director

James C. Maiden, Jr.    x          Vice President

Terence C. McCarthy     x          Co-Chief Operations Officer, Vice President
                                   Vice President - Elect, Director

                                                           Page 12 of 13 Pages



                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen & Company Incorporated)


Robert C. Miller        x          Vice President, Director

Terrence Morris         x          Vice President - Elect

Brian J. Murphy         x          Vice President, Director

Louis J. Mustacchio     x          Vice President

Walter T. O'Hara        x          Executive Vice President, Managing
                                   Director, Director

Nancy B. Peretsman      x          Executive Vice President, Managing
                                   Director, Director

Patrick S. Perry        x          Vice President, Director

Pamela M. Plager        x          Vice President, Director

Eugene Protash          x          Assistant Secretary, Vice President

James W. Quinn          x          Vice President, Assistant Secretary,
                                   Director

Philip D. Scaturro      x          Executive Vice President, Managing
                                   Director, Director

John A. Schneider       x          Executive Vice President, Managing
                                   Director, Director

Daniel Selmonosky       x          Vice President, Director

Enrique F. Senior       x          Executive Vice President, Managing
                                   Director, Director

Stanley S. Shuman       x          Executive Vice President, Managing
                                   Director, Director

John M. Simon           x          Executive Vice President, Managing
                                   Director, Director

Ian G. Smith            x          Vice President - Elect

Lauren M. Tyler         x          Vice President, Director

                                                           Page 13 of 13 Pages



                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen & Company Incorporated)


Dennis J. Warfield      x          Vice President, Chief Information Officer

Kim M. Weiland          x          Vice President, Director, Chief Financial
                                   Officer

Edward D. Weinberger    x          Vice President, Director

Harold M. Wit           x          Executive Vice President, Managing
                                   Director, Director





x    711 Fifth Avenue, New York, New York 10022-3194.

xx All the Executive Officers and Directors of Allen Holding, Inc. are U.S. citizens unless otherwise indicated.


121215